Exhibit 1
Operating and Financial Review for the period ended 30 June 2025
Six months ended June 2025 compared with six months ended June 2024
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like ("LFL"), headline operating profit, headline operating profit margin, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), revenue less pass-through costs, adjusted operating cash flow, adjusted free cash flow, adjusted net cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which we define, explain the use of and reconcile to the nearest IFRS measures as relevant. Refer to the Non-GAAP information section of Exhibit 1 of this Form 6-K.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.
In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring that are to be excluded.
The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Unless the context otherwise requires, the terms "Company", "Group", "Registrant", "we", "us", or "our" as used herein shall also mean WPP.
First half overview
Introduction
The Group has had a challenging first half given the pressures on client spending and slower new business environment. However, we have made significant progress on the repositioning of WPP Media, simplifying its organisational model to reduce costs and increase effectiveness. Meanwhile, the acquisition of InfoSum, the launch of Open Intelligence and the continued adoption of WPP Open all strengthen our data and technology capabilities.

The Board is declaring an interim dividend of 7.5p ahead of a review of the strategy and future capital allocation policy. The priority is to drive sustainable growth supported by an appropriate level of financial flexibility while balancing returns to shareholders.

WPP has enormous strengths in creativity and media, technology and AI, talented people, deep client relationships and unmatched global reach. Our continued investment in AI is expected to be a key benefit to our clients and our people in the future.
Delivering on strategic priorities for 2025

Improving the competitiveness of WPP Media
WPP Media’s performance during the course of the first half reflects the continued impact of client losses and a challenging macro environment. During the second quarter, however, we have seen significant progress on the implementation of the plan laid out by Brian Lesser at the preliminary results announcement in February. Operationally, with the launch of Open Intelligence and supported by the acquisition of InfoSum, WPP Media is well advanced on its plan to create the next generation of AI-enhanced data and marketing solutions for clients, delivered through the industry’s most powerful and secure infrastructure. In addition, action taken in the second quarter to make WPP Media’s organisational model more client-centric gives greater flexibility for reinvestment and allows us to focus our resources on continuing to improve our competitive proposition and on our client success.

Further adoption of WPP Open
AI, data and technology are central to the way we serve our clients and continues to drive increased scope of work with existing clients. It is also supporting our new business activity. Usage of WPP Open continues to grow, with c.85% of our client-facing staff using the platform in June (up from c.60% in March).

New business
Amid lower levels of activity at a market level, H1 wins include Electronic Arts, Hisense and Hero Motocorp in Media, L’Oréal and Samsung in Influencer, TK Maxx and Honda in PR and Generali, IKEA and Heineken in Creative/Commerce.

Cost discipline enabling investment in WPP Open, AI and data
In addition to the annualisation of structural cost savings and a continued focus on back-office efficiency, we are also taking a proactive approach to managing our flexible cost base. Headcount since the start of the year was down 3.7%, broadly in line with the like-for-like (LFL) revenue decline and we expect the severance action taken in the second quarter alone to generate £150m+ of annualised gross cost savings from 2026. We continue to prioritise investment in WPP Open, AI and data, including the integration of new AI tools into WPP Open, driving day-to-day productivity improvements for our people.
Review of Group results from operations
Revenue
Revenue was down by 7.8% at £6,663m in the first half of 2025, compared to £7,227m in the first half of 2024. Net changes from acquisitions and disposals had a negative impact of 3.0% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of -2.4%. In the second quarter, revenue was down 10.4% (Q1 2025: -5.0%) and like-for-like revenue was down 4.0% (Q1 2025: -0.7%) primarily as a result of macro uncertainty weighing heavily on client spend.
Costs of services, general and administrative costs
Costs of services decreased by 5.8% in the first half of 2025 to £5,826m from £6,187m in the first half of 2024. General and administrative costs decreased by 0.2% in the first half of 2025 to £616m from £617m in the first half of 2024.
Operating profit
Reported operating profit was £221m (H1 2024: £423m) at a reported operating profit margin of 3.3% (H1 2024: 5.9%) with the decrease primarily due to the factors detailed above. Reported operating profit includes goodwill impairment charges of £116m (H1 2024: £nil), amortisation and impairment of acquired intangible assets of £32m (H1 2024: £57m) and restructuring costs of £45m (H1 2024: £153m). The prior period also included £23m of impairment of investments in associates.
The restructuring costs represent a decrease of £108m from the prior year, consistent with the expected ramp down shared at the 2024 Capital Markets day.
Headline operating profit was £412m (H1 2024: £646m), with a headline operating profit margin of 8.2% (H1 2024: 11.5%).

Staff costs of £3,685m were down 7.5% compared to the prior period (H1 2024: £3,985m), representing lower headcount as a result of the actions we have taken to mitigate the top-line decline in H1, lower incentives and our restructuring initiatives, which has more than offset wage inflation and severance costs in the period, which were £86m (H1 2024: £36m).

Incentives of £59m were down 60.1% compared to the prior period (H1 2024: £148m) due to business performance against annual incentive targets and the disposal of FGS Global.

The average number of people in the Group in the first half was 106,000 compared to 113,000 in H1 2024. The total number of people as at 30 June 2025 was 104,000 compared to 111,000 as at 30 June 2024.

Establishment costs of £219m were down 9.5% compared to the prior period (H1 2024: £242m) driven by the ongoing benefits from the campus programme and consolidation of leases, the benefit from the prior year FGS disposal in H2 2024 and a favourable FX impact. IT costs of £340m were broadly flat supported by our continuing investment in WPP Open, AI and data. Personal costs of £98m were down 4.9% driven by savings in travel and entertainment, and other operating expenses of £272m were down 3.5%, driven by lower commercial and office costs.

Net finance costs
Net finance costs, defined as finance and investment income less finance cost (including the revaluation and retranslation of financial instruments), were £140m (H1 2024: £101m), including net expense of £11m (H1 2024: net income £35m) relating to the revaluation and retranslation of financial instruments.
Tax
The effective tax rate was 28.6% (H1 2024: 27.2%). The net increase in the tax rate is primarily driven by non-deductible goodwill impairment which has been partially offset by the benefit of credits from the successful resolution of a tax matter.
Earnings per share (“EPS”) and dividend

Reported diluted EPS was 4.0p (H1 2024: 18.8p), a decrease of 78.7% due to lower operating profit, higher net finance costs and a higher reported effective tax rate.

For 2025, the Board is declaring an interim dividend of 7.5p (H1 2024: 15.0p). The record date for the interim dividend is 10 October 2025, and the dividend will be payable on 3 November 2025.

Reportable segments review

The following tables give details of revenue and revenue less pass-through costs by reportable segment, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2025. Headline operating profit and headline operating profit margin by reportable segment for the first half of 2025 are also provided below.
Revenue analysis

	Three months ended 30 June 2025	Reported change three months ended 30 June 2025	Like-for-like change three months ended 30 June 2025	Six months ended 30 June 2025	Reported change six months ended 30 June 2025	Like-for-like change six months ended 30 June 2025
	£m	%	%	£m	%	%
Global Integrated Agencies	3,024	(6.6)%	(3.9)%	5,871	(4.0)%	(2.2)%
Public Relations	176	(43.4)%	(9.3)%	351	(41.6)%	(7.8)%
Specialist Agencies	220	(17.3)%	(0.5)%	441	(13.4)%	(0.5)%
Total Group	3,420	(10.4)%	(4.0)%	6,663	(7.8)%	(2.4)%
Revenue less pass-through costs1 analysis

	Three months ended 30 June 2025	Reported change three months ended 30 June 2025	Like-for-like change three months ended 30 June 2025	Six months ended 30 June 2025	Reported change six months ended 30 June 2025	Like-for-like change six months ended 30 June 2025
	£m	%	%	£m	%	%
Global Integrated Agencies	2,183	(8.7)%	(6.0)%	4,302	(6.4)%	(4.5)%
Public Relations	168	(42.7)%	(7.8)%	335	(41.0)%	(7.2)%
Specialist Agencies	193	(15.0)%	(1.9)%	389	(10.8)%	(0.4)%
Note
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.

Headline operating profit analysis

	Headline operating profit six months ended 30 June 2025	Headline operating profit margin[1] six months ended 30 June 2025	Headline operating profit six months ended 30 June 2024	Headline operating profit margin[1] six months ended 30 June 2024
	£m	%	£m	%
Global Integrated Agencies	352	8.2%	551	12.0%
Public Relations	39	11.6%	80	14.1%
Specialist Agencies	21	5.4%	15	3.4%
Total Group	412	8.2%	646	11.5%
Note
1Headline operating profit as a percentage of revenue less pass-through costs.

Global Integrated Agencies: WPP Media saw a LFL decline in revenue less pass-through costs of 2.9% in H1 (Q2: -4.7%) impacted by cuts in client spending as well as the impact of one-off factors in Q2. Cuts to client spending and lower net new business, including the ramping down of a Q1 client loss particularly weighed on Q2 LFL.

Other Global Integrated Agencies declined 5.8% (Q2: -7.2%) as a result of lower overall client spending, particularly at Ogilvy which declined high single digits in the first half. There was also continuing pressure on project-based work which weighed on our agencies, albeit both AKQA and Grey saw a slight sequential quarterly improvement on easier comparisons. VML and Hogarth performed relatively better in the first half (down low single-digits and broadly flat, respectively), benefiting from recent new business wins.

Public Relations: In Q2, Burson saw a broadly similar trend to Q1 with LFL revenue less pass-through costs down mid to high single digit as the business continued to face a challenging environment for client discretionary spending, in particular in Europe. We are however encouraged by improved new business momentum in H1, in particular in the US.

Specialist Agencies: Overall, Specialist Agencies was broadly flat, with H1 LFL revenue less pass-through costs declining 0.4%, with a Q2 decline of 1.9%. Landor and a number of our smaller specialist agencies, continued to be affected by the macro environment and further delays in project-based spending, particularly in Q2. However, CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly in H1, building on double-digit growth in 2024. Encouragingly, Design Bridge and Partners returned to growth in Q2.
Regional review
The following tables give details of revenue and revenue less pass-through costs by region, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2025. Headline operating profit by region is provided in note 3 of Exhibit 2.
Revenue analysis

	Three months ended 30 June 2025	Reported change three months ended 30 June 2025	Like-for-like change three months ended 30 June 2025	Six months ended 30 June 2025	Reported change six months ended 30 June 2025	Like-for-like change six months ended 30 June 2025
	£m	%	%	£m	%	%
N. America	1,279	(12.8)%	(2.8)%	2,537	(8.8)%	(1.1)%
United Kingdom	517	(5.0)%	(6.6)%	1,011	(4.4)%	(6.2)%
W. Cont. Europe	713	(6.4)%	(1.1)%	1,351	(7.3)%	(1.0)%
AP, LA, AME, CEE[1]	911	(12.6)%	(6.2)%	1,764	(8.6)%	(3.1)%
Total Group	3,420	(10.4)%	(4.0)%	6,663	(7.8)%	(2.4)%
Note
1Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2025	Reported change three months ended 30 June 2025	Like-for-like change three months ended 30 June 2025	Six months ended 30 June 2025	Reported change six months ended 30 June 2025	Like-for-like change six months ended 30 June 2025
	£m	%	%	£m	%	%
N. America	974	(15.5)%	(4.6)%	1,966	(10.9)%	(2.4)%
United Kingdom	381	(3.8)%	(6.5)%	749	(3.9)%	(6.0)%
W. Cont. Europe	534	(12.2)%	(6.5)%	1,021	(12.3)%	(5.5)%
AP, LA, AME, CEE[2]	655	(13.4)%	(6.8)%	1,290	(11.0)%	(5.4)%
Notes
1See note 3 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
2Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
North America declined by 2.4% in H1 2025, driven by a Q2 decline of 4.6% reflecting a quarter-on-quarter deterioration against a tougher Q2 comparison (Q2 2024: +2.0%) and the ramp down of a Q1 client loss. This was partially offset by a resumption of growth in Healthcare and a robust performance in Government. VML saw broadly flat H1 growth, while Ogilvy and AKQA suffered cuts in client spend.

The United Kingdom declined 6.0% in H1 2025, with Q2 seeing a 6.5% decline despite an easing comparison (Q2 2024: -5.3%). Ogilvy grew in H1 benefiting from new business, offset by declines in other agencies. The UK saw pressure in Telecom, Media & Entertainment, reflecting client losses.

Western Continental Europe also remained weak against an easier comparison, down 5.5% in H1 2025 and 6.5% in Q2. France and Italy saw mid-to-high single-digit declines, reflecting the continuing impact of macroeconomic pressures weighing on client spending and the impact of one-off factors. Germany declined 3.2% in H1, however with a sequential improvement in trend (Q2: -1.6%).

Rest of World declined 5.4% in H1. India remained flat (+0.1%) against a tough comparison (H1 2024: +8.1%), impacted by the timing of sporting events, but this was offset by a decline of 16.6% in China on client assignment losses and persistent macroeconomic pressures. There were also declines in Latin America (-2.7%) and Middle East & Africa (-2.6%). Central & Eastern Europe, meanwhile, continued to grow (+2.2%).
Cash Flow and Balance Sheet
The Group's unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2025 are provided in Exhibit 2.
Reported net cash outflow from operating activities increased to £1,036m (H1 2024: £540m outflow) due to the decrease in reported operating profit and a larger working capital outflow.
In the first half of 2025, operating profit was £221 million (H1 2024: £423 million), depreciation and amortisation was £235 million (H1 2024: £262 million), impairment charges included within adjusting items were £5 million (H1 2024: £4 million), non-cash share-based incentive charges were £41 million (H1 2024: £56 million), goodwill impairment was £116 million (H1 2024: nil), impairment of investments in associates were nil (H1 2024: £23 million), contingent consideration liability payments were £15 million (H1 2024: £25 million), working capital and provisions outflow was £1,348 million (H1 2024: £1,056 million), net interest paid was £93 million (H1 2024: £49 million), tax paid was £168 million (H1 2024: £168 million), principal and interest elements of lease repayments were £170 million (H1 2024: £187 million), capital expenditure was £88 million (H1 2024: £107 million) and other net cash outflows were £8 million (H1 2024: £21 million). Adjusted free cash flow was, therefore, an outflow of £1,272 million (H1 2024: £845 million).
Adjusted operating cash outflow was £985 million (H1 2024: £587 million). The main drivers of the larger cash outflow year on year was the decrease in headline operating profit and a larger working capital outflow, £292 million higher than the prior period, which was partially offset by a decrease in non-headline cash costs to £35 million (H1 2024: £144 million). Working capital was a net outflow of £1,348m (H1 2024: £1,056m) and reflects the usual seasonality of client activity and timing of payments. Non-headline cash items includes £40m of cash restructuring and transformation costs offset by £5m of investment income received. The decrease from the prior period is driven by the ramp down of the previously announced structural cost saving programs and lower spend on our IT transformation.

Adjusted free cash outflow was £1,272 million, higher than prior period (H1 2024: £845 million) due to the higher adjusted operating cash outflow and higher net interest payments. Adjusted net cash outflow of £1,491 million was higher than the prior period (H1 2024: £898 million) due to higher net initial acquisition payments, mainly for the InfoSum acquisition, and higher share purchases compared to the prior period.
As at 30 June 2025, the Group had total equity of £3,408m (31 December 2024: £3,734m).
Non-current assets of £11,543m decreased by £305m (31 December 2024: £11,848m), primarily driven by lower goodwill due to impairment charges recognised in H1 2025.
Current assets of £11,851m decreased by £1,810m (31 December 2024: £13,661m). The decrease principally relates to a decrease in cash and cash equivalents of £1,201m, and trade and other receivables which decreased by £356m to £7,366m.
Current liabilities of £13,760m decreased by £1,756m (31 December 2024: £15,516m). The decrease principally relates to trade and other payables which decreased by £1,989m, partially offset by a net increase in current borrowings of £352m. The increase in current borrowings is due to an increase in short-term financing offset by the repayment of €500m of 1.375% bonds which matured March 2025.
The decrease in both trade and other receivables and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the movement from December consistent with prior years.
Non-current liabilities of £6,226m (31 December 2024: £6,259m) remained broadly flat.
Recognised within total equity, other comprehensive loss of £304m (H1 2024: £62m loss) for the period includes a £359m loss (H1 2024: £37m loss) for foreign exchange differences on translation of foreign operations, and an £88m gain (H1 2024: £18m loss) on the Group’s net investment hedges.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 30 June 2025, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2025	For the year ended 31 December 2024
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income due from non-guarantors	120	223
Earnings from associates - after interest and tax	—	—
Finance and investment income from non-guarantors	105	237
Finance costs to non-guarantors	(372)	(779)
Loss for the period	(187)	(706)

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2025	At 31 December 2024
	£m	£m
Non-current assets (excluding amounts due from Non-Guarantors)	390	396
Current assets (excluding amounts due from Non-Guarantors)	84	72
Current liabilities (excluding amounts due to Non-Guarantors)	(105)	(153)
Non-Current liabilities (excluding amounts due to Non-Guarantors)	(447)	(479)
Payables due to Non-Guarantors[1]	(10,058)	(9,840)
Note
1 This balance includes amounts due from and amounts due to non-guarantors and is being presented on a net basis for presentational purposes.
As at 30 June 2025, WPP Finance 2010 had in issue $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
In September 2024, WPP Finance 2010 fully repaid $750 million of 3.750% bonds, also guaranteed by WPP plc, WPP Jubilee Limited and WPP 2005 Limited.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2025	For the year ended 31 December 2024
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income due from non-guarantors	120	223
Earnings from associates - after interest and tax	—	—
Finance and investment income from non-guarantors	105	237
Finance costs to non-guarantors	(372)	(779)
Loss for the period	(187)	(706)
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2025	At 31 December 2024
	£m	£m
Non-current assets (excluding amounts due from Non-Guarantors)	390	396
Current assets (excluding amounts due from Non-Guarantors)	84	72
Current liabilities (excluding amounts due to Non-Guarantors)	(105)	(153)
Non-Current liabilities (excluding amounts due to Non-Guarantors)	(447)	(479)
Payables due to Non-Guarantors[1]	(10,058)	(9,840)
Note
1 This balance includes amounts due from and amounts due to non-guarantors and is being presented on a net basis for presentational purposes.
The issuer and guarantors of the bonds (the issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The Group has applied the recognition and measurement principles of IFRS as issued by the IASB in preparing the summarised financial information and is intended to provide investors with meaningful financial information, and is provided pursuant to Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

NON-GAAP INFORMATION
As introduced on page 1, the following are the Group’s Non-GAAP performance measures.
The Group presents alternative performance measures, including constant currency, like-for-like, headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow, adjusted net cash flow, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates. They are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgment is required by management in determining which items are considered to be large, unusual and non-recurring to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Constant currency
These condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one period to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2025 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.
The following table reconciles reported revenue growth for the three and six months ended 30 June 2025 and 2024, including like-for-like revenue growth for the same periods.

	Revenue	Three months ended 30 June	Revenue	Six months ended 30 June
	£m	%	£m	%
2024 Reported	3,815		7,227
Impact of exchange rate changes	(135)	(3.6)%	(175)	(2.4)%
Impact of acquisitions and disposals	(107)	(2.8)%	(214)	(3.0)%
Like-for-like growth	(153)	(4.0)%	(175)	(2.4)%
2025 Reported	3,420	(10.4)%	6,663	(7.8)%
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs other transaction costs, and other legal provision charges/gains.

Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 2 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in Note 11 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2.

Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charge/(gains) and share of adjusting and other items for associates.

A tabular reconciliation of profit before taxation to headline PBIT is shown below.

	Six months ended 30 June 2025	Six months ended 30 June 2024
	£m	£m
Profit before taxation	98	338
Finance and investment income	(49)	(74)
Finance costs	178	210
Revaluation and retranslation of financial instruments	11	(35)
Profit before interest and taxation	238	439
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131
Property-related restructuring costs[1]	13	22
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on disposal of property	—	(2)
Share of adjusting items of associates	—	(1)
Headline PBIT	429	661
1 Property-related restructuring costs includes £5 million of property-related impairment charges (2024: £4 million).
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains), share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

Reconciliation of profit before taxation to headline PBT:

	Six months ended 30 June 2025	Six months ended 30 June 2024
	£m	£m
Profit before taxation	98	338
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131
Property-related restructuring costs	13	22
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on disposal of property	—	(2)
Share of adjusting and other items of associates	—	(1)
Revaluation and retranslation of financial instruments	11	(35)
Headline PBT	300	525

Headline PBT is a metric that management use to assess the performance of the business.

Adjusted operating cash flow, Adjusted free cash flow and Adjusted net cash flow

Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).
This computation may not be comparable to that of similarly titled measures presented by other companies.

Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

A tabular reconciliation of cash used by operations to adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow is as follows:

	Six months ended 30 June 2025	Six months ended 30 June 2024
	£m	£m
Net cash outflow from operating activities	(1,036)	(540)
Corporation and overseas tax paid	168	168
Interest paid on lease liabilities	50	47
Other interest and similar charges paid	117	118
Interest received	(24)	(69)
Investment income	(5)	(5)
Dividends from associates	(15)	(18)
Contingent consideration liability payments recognised in operating activities	13	1
Cash used by operations	(732)	(298)
Purchase of property, plant and equipment	(42)	(82)
Purchase of intangible assets	(46)	(25)
Repayment of lease liabilities	(120)	(140)
Interest paid on lease liabilities	(50)	(47)
Investment income	5	5
Adjusted operating cash flow	(985)	(587)
Corporation and overseas tax paid	(168)	(168)
Interest and similar charges paid	(117)	(118)
Interest received	24	69
Dividends from associates	15	18
Contingent consideration liability payments	(15)	(25)
Dividends paid to non-controlling interests in subsidiary undertakings	(26)	(34)
Adjusted free cash flow	(1,272)	(845)
Net disposal proceeds	6	33
Net initial acquisition payments	(133)	(29)
Share purchases	(92)	(57)
Adjusted net cash flow	(1,491)	(898)

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Company. Adjusted net debt at a period end is defined as cash and cash equivalents, bank overdrafts and borrowings due within one year, borrowings due after one year and derivative financial instruments hedging debt items. The definition of adjusted net debt has been updated to include the impact of derivative financial instruments that hedge debt items as management believes this provides a more accurate representation of the adjusted net debt levels of the Group.

£ million	30 June 2025	31 December 2024	30 June 2024
Cash and cash equivalents	1,437	2,638	2,128
Borrowings due within one year	(936)	(584)	(1,201)
Borrowings due after one year	(3,845)	(3,744)	(4,298)
Derivative financial instruments	83	(52)	(55)
Adjusted net debt[1]	(3,261)	(1,742)	(3,426)
Average adjusted net debt[1]	(3,383)	(3,506)	(3,633)
1 The definitions of adjusted net debt and average adjusted net debt have been updated to include derivative financial instruments and prior year comparatives have been re-presented for this new definition.

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average of the Group’s monthly adjusted net debt. Average adjusted net debt for 30 June 2025 and 30 June 2024 represents the average for the twelve month period ended 30 June 2025 and 30 June 2024 respectively. Average adjusted net debt for 31 December 2024 represents the average for the twelve month period ended 31 December 2024.

Components of earnings from associates
Management reviews the earnings from associates by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.
The following table is an analysis of earnings/losses from associates and underlying component movements:

	Six months ended 30 June 2025	Six months ended 30 June 2024
	£m	£m
Share of profit before interest and taxation	19	18
Share of adjusting and other items of associates	—	1
Share of interest and non-controlling interests	3	2
Share of taxation	(5)	(5)
Earnings from associates	17	16